UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



14030166

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2014
Washington DC
404

SEC FILE NUMBER
8- 66263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CG COMPASS (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 EAST 57TH STREET, 30TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN L. ALVAREZ 770-263-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON, BROWN, ARGIZ & FARRA, LLC
(Name – *if individual, state last, first, middle name*)

1001 BRICKELL BAY DRIVE, 9TH FLOOR	MIAMI	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant
 Public Accountant
 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, KAREN L. ALVAREZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CG COMPASS (USA) LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP

Title

Arin M Holloway
Notary Public
DeKalb County, Georgia
My Commission Expires June 17th, 2014



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CG COMPASS (USA) LLC
(A WHOLLY-OWNED SUBSIDIARY OF COMPASS GROUP HOLDINGS INC.)

FINANCIAL STATEMENT

DECEMBER 31, 2013

PUBLIC DOCUMENT

CG COMPASS (USA) LLC
(A WHOLLY-OWNED SUBSIDIARY OF
COMPASS GROUP HOLDINGS INC.)

CONTENTS:

INDEPENDENT AUDITOR'S REPORT	1-2
FINANCIAL STATEMENT:	
Statement of Financial Condition	3
Notes to Financial Statement	4-7
SUPPLEMENTARY REPORT:	8
Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from Securities and Exchange Commission Rule 15c3-3	9-10

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Member
CG Compass (USA) LLC
(A Wholly-Owned Subsidiary of
Compass Group Holdings Inc.)

Report on the Financial Statement

We have audited the accompanying financial statement of CG Compass (USA) LLC (the "Company") (A Wholly-Owned Subsidiary of Compass Group Holdings Inc.), which comprise the statement of financial condition as of December 31, 2013, that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CG Compass (USA) LLC (A Wholly-Owned Subsidiary of Compass Group Holdings Inc.) as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

To the Member
CG Compass (USA) LLC
(A Wholly-Owned Subsidiary of
Compass Group Holdings Inc.)

Transactions with Affiliated Companies

The Company, in the ordinary course of business, enters into transactions with affiliated entities. Some transactions result from the joint efforts of the Company and its affiliated entities; however, it is possible that the terms of these transactions are not the same as those that would result from transactions amongst unaffiliated companies. Our opinion is not modified with respect to that matter.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 17, 2014

CG COMPASS (USA) LLC
(A WHOLLY-OWNED SUBSIDIARY OF
COMPASS GROUP HOLDINGS INC.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash	$ 532,569
Receivables from clearing organization	451,442
Deposit with clearing organization	250,078
Other receivables	239,705
Prepaid expenses	21,846
TOTAL ASSETS	1,495,640
LIABILITIES AND MEMBER'S CAPITAL	
Accounts payable and accrued expenses	415,259
Due to related parties	68,694
TOTAL LIABILITIES	483,953
COMMITMENTS AND CONTINGENCIES (NOTE 6)	
MEMBER'S CAPITAL	1,011,687
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 1,495,640

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

CG Compass (USA) LLC (the "Company") was organized under the laws of Delaware on October 1, 2003 and is a wholly-owned subsidiary of Compass Group Holdings Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was granted registration as a broker dealer on May 26, 2004. The Company earns commissions and markups on trading equity and fixed income securities and trailers and loads on mutual funds. Client funds are held in the name of each client at J.P. Morgan Clearing Corp. (the "Clearing Firm" or "J.P. Morgan") and the Company does not engage in proprietary trading activities.

The Company participates in a variety of financial and administrative transactions with related parties and affiliates. Though generally at commercial rates, it is possible that because of these relationships, the terms of some of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Clearing Arrangements

The Company has an agreement with J.P. Morgan to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by J.P. Morgan. As of December 31, 2013, the Company has a clearing deposit with J.P. Morgan in the amount of $250,078. Additionally, the agreement requires that the Company maintain a net capital equal to the greater of the amount required by the SEC net capital rules as applicable to a correspondent introducing broker or $150,000. In November 2013, the Company entered into an agreement with Pershing LLC to provide execution and clearing services on behalf of its customers on a fully disclosed basis. Pershing LLC will replace J.P. Morgan in the first quarter of 2014 as the Company's clearing firm.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is treated as a partnership for federal income tax purposes and generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction, New York and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal examinations by tax authorities for years before 2010.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions. Every effort is made to ensure the integrity of such estimates.

Subsequent Events

The Company has evaluated subsequent events through February 17, 2014, which is the date the financial statement was available to be issued.

3. TRANSACTIONS WITH RELATED PARTIES

At December 31, 2013, the Company has a due to affiliate in the amount of $12,691, which is reflected in due to related parties on the accompanying statement of financial condition. The due to affiliate represents amounts due for operational expenses, are non-interest bearing and are due on demand.

The Company shares its office space as well as various administrative services with Compass Group LLC and Compass Capital Management LLC which have the same owner as the Company. The Company entered into expense sharing agreements whereby all expenses associated with the operations of the Company paid by the affiliated entities were charged to the Company. Under the agreements, certain expenses of the affiliated entities such as payroll costs, rent and office expenses are allocated to the Company at cost as well as all direct expenses of the Company paid on behalf of the Company.

3. TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

The Company derives a portion of its commission revenue from related party referral sources. The Company has agreements with various related party foreign finders and pays the foreign finder a referral fee for the portion of the net brokerage, transactional, commission and other fees collected from those accounts introduced by the foreign finder. These fees are payable on a periodical basis following the Company's collection from the client. At December 31, 2013, the Company owed approximately $56,003 to related parties for foreign finder fees. This amount is included in due to related parties in the accompanying statement of financial condition. As of December 31, 2013, the Company terminated all of its agreements with the various related party foreign finders.

4. CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts insured. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $749,881 which was $717,617 in excess of its required net capital of $32,264. At December 31, 2013, the ratio of Aggregate Indebtedness to Net Capital was .6454 to 1.

6. COMMITMENTS AND CONTINGENCIES

The Company is undergoing a routine cycle regulatory examination by FINRA which commenced in 2012. The FINRA examination team noted some exceptions which were responded to and addressed by the Company's management. FINRA has not completed their review nor has it issued its final disposition to date. The ultimate determination as to the resolution and compliance with these exceptions will be made by FINRA.

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

SUPPLEMENTARY REPORT


MBAF
MORRISON BROWN ARGIZ & FARRA, LLC

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Member
CG Compass (USA) LLC
(A Wholly-Owned Subsidiary of
Compass Group Holdings Inc.)

In planning and performing our audit of the financial statements and accompanying information of CG Compass (USA) LLC (the "Company") (A Wholly-Owned Subsidiary of Compass Group Holdings Inc.), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Miami, Florida
February 17, 2014